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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42135

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gartmore Distribution Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 River Road Suite 1000
(No. and Street)

Conshohocken (City) PA (State) 19428 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig Stokarski 484-530-1506
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1601 Market Street (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

PROCESSED
MAR 21 2007
THOMSON FINANCIAL


SEC MAIL PROCESSING SECTION
FEB 28 2007
WASH, D.C.
202

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Craig Stokarski________________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____Gartmore Distribution Services, Inc.____________________________, as of ______________December__31________________, 20__06___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__None.____

Signature

_Financial and Operations Principal__________

Title





COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
KELLY O'NEILL, Notary Public
Whitemarsh Twp., Montgomery County

2/26/07

Notary Public

This report** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Board of Directors
Gartmore Distribution Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Gartmore Distribution Services, Inc. (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs, and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Philadelphia, Pennsylvania
February 26, 2007



KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Independent Auditors' Report

The Board of Directors
Gartmore Distribution Services, Inc.:

We have audited the accompanying statement of financial condition of Gartmore Distribution Services, Inc. (the Company) as of December 31, 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gartmore Distribution Services, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules 1 through 3 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 26, 2007

GARTMORE DISTRIBUTION SERVICES, INC.

Statement of Financial Condition

December 31, 2006

Assets		
Cash and cash equivalents	$	14,603,086
Fee-related receivables		4,089,949
Receivable from affiliates		4,786,175
Federal income tax receivable from Parent		891,272
Deferred sales commissions, net		3,335,126
Prepaid expenses		501,296
Total assets	$	28,206,904
Liabilities and Stockholder's Equity		
Liabilities:		
Fees payable to external broker-dealers	$	9,041,727
Accounts payable and other accrued expenses		40,000
Payable to affiliates		397,800
Deferred income tax liability		1,091,700
Total liabilities		10,571,227
Stockholder's equity:		
Common stock, no par value, $1 stated value; authorized 500,000 shares; issued and outstanding 10,000 shares		10,000
Additional paid-in capital		2,144,692
Retained earnings		15,480,985
Total stockholder's equity		17,635,677
Total liabilities and stockholder's equity	$	28,206,904

See accompanying notes to financial statements.

GARTMORE DISTRIBUTION SERVICES, INC.

Statement of Operations

Year ended December 31, 2006

Revenues:	
Sales charges	$ 45,474,049
Total revenues	45,474,049
Expenses:	
Sales commissions to external broker-dealers	38,923,959
Operating expenses allocated from affiliates	3,399,403
Amortization of deferred sales commissions	2,357,908
Licenses and fees	149,107
Professional fees	64,483
Other operating expenses	165,887
Total expenses	45,060,747
Income before income tax expense	413,302
Income tax expense	139,000
Net income	$ 274,302

See accompanying notes to financial statements.

GARTMORE DISTRIBUTION SERVICES, INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2006

		Common stock	Additional paid-in capital	Retained earnings	Total
Balance, December 31, 2005	$	10,000	2,144,692	15,206,683	17,361,375
Net income		—	—	274,302	274,302
Balance, December 31, 2006	$	10,000	2,144,692	15,480,985	17,635,677

See accompanying notes to financial statements.

GARTMORE DISTRIBUTION SERVICES, INC.

Statement of Cash Flows

Year ended December 31, 2006

Cash flows from operating activities:		
Net income	$	274,302
Adjustments to reconcile net income to net cash used in operating activities:		
Amortization of deferred sales commissions		2,357,908
Increase in fee-related receivables		(831,381)
Increase in receivable from affiliates		(4,786,175)
Increase in federal income tax receivable from Parent		(6,301,975)
Increase in deferred sales commissions, net		(5,157,861)
Increase in prepaid expenses		(401,864)
Increase in fees payable to external broker-dealers		8,095,027
Decrease in accounts payable and other accrued expenses		(110,189)
Increase in payable to affiliates		63,592
Increase in deferred income tax liability		1,037,505
Net cash used in operating activities		(5,761,111)
Net decrease in cash and cash equivalents		(5,761,111)
Cash and cash equivalents at beginning of year		20,364,197
Cash and cash equivalents at end of year	$	14,603,086
Supplemental disclosure of cash flow information:		
Cash paid to Parent during the year for income taxes	$	5,367,387

See accompanying notes to financial statements.

(1) Description of Business

Gartmore Distribution Services, Inc. (the Company) is organized under the laws of the state of Delaware and is a wholly owned subsidiary of Nationwide Asset Management, Inc. (the Parent) and indirect subsidiary of Nationwide Mutual Insurance Company (Nationwide). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is also a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corporation. Additionally, the Company is currently registered to conduct business in all 50 of the United States of America, as well as the District of Columbia and Puerto Rico. Conforming to and complying with the Investment Company Act of 1940, the Company is the principal underwriter providing distribution services to the Gartmore Family of Mutual Funds, which is comprised of 88 mutual funds with approximately $29.0 billion in net assets as of December 31, 2006. The Company also provides access to DTC/NSCC settlement services for non-U.S. fund products and acts as U.S. placement agent for private pooled investment vehicles (i.e., private placements) sponsored by an affiliate. These settlement services and placement agent activities represent a de minimus portion of the Company's business.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period in the financial statements and accompanying notes. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. The Company held no cash equivalents at either December 31, 2006 or December 31, 2005.

(c) Deferred Sales Commissions

The Company defers certain costs, principally sales commissions, that are paid to other securities brokers in connection with the sale of certain shares of the Gartmore Family of Mutual Funds (the Funds). The Company recovers such costs through 12b-1 distribution fees, which are paid by the Funds, and a Contingent Deferred Sales Charge (CDSC) paid by shareholders who redeem their shares prior to the completion of the required holding period. These costs are amortized using the straight-line method over a period not to exceed the CDSC required holding period for the shares. The 12b-1 distribution fees are included in sales charges in the statement of operations. CDSCs received by the Company are recorded as a reduction of the unamortized deferred sales commissions for the period. Total CDSCs received by the Company for the year were $781,592. Amortization of deferred sales commissions was $2,357,908 for the year ended December 31, 2006 and is included in in the accompanying statement of operations.

(d) ***Fees Payable to External Broker-Dealers***

The Company serves as the distributor of the Funds. In this capacity, the Company has entered into selling agreements with several external broker-dealers, through which the Funds are distributed. As compensation to these external broker-dealers, the Company pays a portion of the sales charges and 12b-1 fees collected from the Funds, retaining a portion of these fees, known as underwriter fees. As of December 31, 2006, the Company owed $9,041,727 to external broker-dealers for services rendered. The gross fees received are reflected as sales charges and, other than those deferred, the amounts paid to external broker-dealers are categorized as sales commissions to external broker-dealers in the statement of operations.

(e) ***Revenue Recognition***

Sales charges are based on the contractual agreements with the Funds and computed as a percentage of the gross sales of the product. Revenue is recognized as earned.

(f) ***Payments to/Receipts from Affiliates***

The Company and an affiliate, Gartmore SA Capital Trust (GSACT), have entered into a management agreement by which GSACT provides certain operations and administrative services to the Company. These services include facilities, marketing, finance/accounting, legal, compliance, and general corporate oversight. Costs related to the management agreement were $3,399,403 for the year ended December 31, 2006 and are included in operating expenses allocated from affiliate in the accompanying statement of operations.

In addition, certain expenses of the Company are paid by other affiliates, which are reimbursed by the Company, while certain expenses are paid by the Company on behalf of affiliates, which are later reimbursed to the Company. As of December 31, 2006, $397,800 is included in payable to affiliates and $4,786,175 is included in receivable from affiliates in the accompanying statement of financial condition.

(g) ***Income Taxes***

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities related to the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The deferred tax liability recorded as of December 31, 2006 relates to the deferred sales commissions asset, which is deductible for tax purposes in the year the commissions are paid.

(Continued)

(3) Income Taxes

Along with the Parent, the Company is included in the consolidated federal income tax return filed by Nationwide. The members of the Nationwide consolidated tax return group have a tax-sharing arrangement that provides, in effect, for each member to bear essentially the same federal income tax liability or benefit as if separate tax returns were filed, except that the tax-sharing arrangement provides for a current tax benefit to the Company for losses that are utilized in the consolidated tax return.

The actual income tax expense for the year ended December 31, 2006 did not differ significantly from the expected income tax expense computed by applying the federal corporate rate to income before income tax expense.

Income tax expense consisted of the following for the year ended December 31, 2006:

		Federal	State	Total
Current	$	(934,588)	36,083	(898,505)
Deferred		1,037,505	—	1,037,505
Total	$	102,917	36,083	139,000

(4) Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The rule requires the maintenance of minimum "net capital" and requires that the ratio of "aggregate indebtedness" to "net capital" shall not exceed 15 to 1, as those terms are defined in Rule 15c3-1. As of December 31, 2006, the Company had a ratio of aggregate indebtedness to net capital of 2.35 to 1, with a minimum net capital requirement of $631,968, aggregate indebtedness of $9,479,527 and net capital of $4,031,585.

(5) Subsequent Event

In February 2007, Nationwide Financial Services, Inc. (NFS) announced that it had agreed to purchase the retail operations of NWD Investment Management, Inc. (NWD) from Nationwide Corporation. The Company is an indirect subsidiary of NWD, and both NWD and NFS are indirect subsidiaries of Nationwide. Nationwide Corporation is a direct subsidiary of Nationwide.

Schedule 1

GARTMORE DISTRIBUTION SERVICES, INC.

Computation of Net Capital Under Rule 15c3-1

December 31, 2006

Net capital:		
Total stockholder's equity from statement of financial condition	$	17,635,677
Deductions and/or charges:		
Nonallowable assets:		
Fee-related receivables without corresponding payable to external broker-dealers		(4,065,302)
Receivable from affiliates		(4,786,175)
Federal income tax receivable from Parent		(891,272)
Deferred sales commissions, net		(3,335,126)
Prepaid expenses		(501,296)
Fidelity bond deductible in excess of provision allowable by guidelines		(24,921)
Net capital before haircuts on securities		4,031,585
Haircuts on securities:		
Other securities		—
Net capital	$	4,031,585
Aggregate indebtedness:		
Fees payable to external broker-dealers	$	9,041,727
Accounts payable and other accrued expenses		40,000
Payable to affiliates		397,800
Total aggregate indebtedness	$	9,479,527
Company's minimum net capital requirement (greater of $25,000 or 1/15th of aggregate indebtedness)	$	631,968
Excess net capital	$	3,399,617
Ratio of aggregate indebtedness to net capital		2.35

There were no material differences between the Company's computation of net capital as reflected on Form X-17A-5, Part IIA and the above computation.

See accompanying independent auditors' report.

GARTMORE DISTRIBUTION SERVICES, INC.

Determination of Reserve Requirement Under Rule 15c3-3

December 31, 2006

The Company has elected the exemption under Rule 15c3-3(k)(2)(i) of the Securities and Exchange Commission, which requires that the Company maintain a "special account for the exclusive benefit of customers." As of December 31, 2006, the Company held no customer funds and had no required deposit.

See accompanying independent auditors' report.

Schedule 3

GARTMORE DISTRIBUTION SERVICES, INC.

Information for Possession or Control Requirements Under Rule 15c3-3

December 31, 2006

	Fair value	Number of items
Customers' fully paid securities and excess-margin securities not in the respondent's possession or control as of December 31, 2006, for which instructions to reduce to possession or control action was issued as of December 31, 2006, and for which the required action was not taken within the time frames specified under Rule 15c3-3.	None	None
Customers' fully paid securities and excess-margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2006, excluding items arising from "temporary lags which result from normal business operations," as permitted under Rule 15c3-3.	None	None

See accompanying independent auditors' report.

END